UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 18, 2024

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

18 April 2024

Operational review for the nine months ended 31 March 2024

Solid operational performance in copper, iron ore and energy coal.

“We remain on track to meet copper, iron ore and energy coal production for the year. Copper volumes have increased by 10 per cent reflecting strong performance and additional tonnes from Copper South Australia, record year-to-date performance from Spence, and improved grades and production at Escondida.

“Western Australia Iron Ore, the lowest cost iron ore producer globally, delivered another consistent period of production despite heavy rainfall. We continue to invest in improvements to our rail and port operations, which are essential for growth in the medium term to 305 million tonnes per annum and beyond.

“At our BMA metallurgical coal operations in Queensland, significant wet weather including the impact of two tropical cyclones and operational challenges impacted production and unit costs, and we have revised guidance for the year. We successfully completed the sale of the Blackwater and Daunia mines on 2 April for a total of up to US$4.1 bn (100%).

“In Canada, the Jansen Stage 1 project remains ahead of its initial schedule and is now 44 per cent complete. In Western Australia, we expect to announce a decision on the future of our nickel business in the coming months, where efforts to optimise operations and preserve value are underway.”

Mike Henry
BHP Chief Executive Officer
Summary

Operational performance	Portfolio

Copper production increased 10%	Completed sale of Blackwater and Daunia

Increased copper production driven by record production at Spence, strong operational performance at Copper South Australia (and the contribution from Prominent Hill and Carrapateena), and improved performance and grade at Escondida.

We completed the strategic reshaping of our metallurgical coal business with the divestment of BHP Mitsubishi Alliance’s (BMA) Blackwater and Daunia mines to Whitehaven Coal on 2 April for a total cash consideration of up to US$4.1 bn (100%).

FY24 production guidance for BMA has been lowered to 21.5 – 22.5 Mt (43 – 45 Mt at 100%). Other updates to FY24 production guidance are reflected in the table below. FY24 unit cost guidance[1] for BMA has been increased to US$119/t – US$125/t.

BMA now has a more focused operational footprint and a greater portion of higher quality metallurgical coal (>85%) which is expected to achieve higher relative margins in a decarbonising world.

ESG	Governance

MSCI upgrade	Board update

In March 2024, ESG ratings provider MSCI upgraded BHP’s overall company score based on their assessment of performance under the Social Pillar. This reflects the progress made in Brazil, including in negotiations, and our commitment to deliver full and fair remediation and compensation.	In March, we announced the appointment of Ross McEwan and Don Lindsay as Non-executive Directors, effective 3 April 2024 and 1 May 2024 respectively. We also announced the retirement of Ian Cockerill as a Non-executive Director, effective 4 April 2024.

Production	Quarter performance			YTD performance		FY24 production guidance

	Q3 FY24	v Q2 FY24	v Q3 FY23	YTD Mar FY24	v YTD Mar FY23	Previous		Current

Copper (kt)	465.9	7%	15%	1,360.3	10%	1,720 – 1,910		1,720 –1,910

Escondida (kt)	288.2	13%	15%	816.1	7%	1,080 – 1,180		1,080 –1,180		Unchanged

Pampa Norte (kt)	61.6	3%	(16%)	199.7	(9%)	210 – 250	[i]	210 – 250	[i]	Upper end

Copper South Australia (kt)	79.0	(4%)	53%	232.7	49%	310 – 340		310 – 340		Unchanged

Antamina (kt)	33.9	(14%)	15%	105.6	4%	120 – 140		120 – 140		Unchanged

Carajás (kt)	3.2	78%		6.2		-		-		-

Iron ore (Mt)	61.5	(7%)	3%	190.5	(1%)	254 – 264.5		254 – 264.5

WAIO (Mt)	60.3	(6%)	3%	186.8	(1%)	250 – 260		250 – 260		Unchanged

WAIO (100% basis) (Mt)	68.1	(6%)	3%	210.2	(1%)	282 – 294		282 – 294		Unchanged

Samarco (Mt)	1.2	(10%)	12%	3.7	13%	4 – 4.5		4 – 4.5		Upper end

Metallurgical coal – BMA (Mt)	6.0	6%	(13%)	17.4	(16%)	23 – 25		21.5 – 22.5		Lowered

BMA (100% basis) (Mt)	12.1	6%	(13%)	34.7	(16%)	46 – 50		43 – 45		Lowered

Energy coal – NSWEC (Mt)	4.1	8%	5%	11.6	23%	13 – 15		13 – 15		Upper end

Nickel – Western Australia Nickel (kt)	18.8	(4%)	(4%)	58.6	1%	77 – 87		77 – 87		Lower half

Note:	changes made to FY24 production guidance since the Q2 FY24 Operational review are shown in italics.

i	Production guidance for FY24 is for Spence only and excludes Cerro Colorado which produced 11 kt before ceasing production on 9 November 2023.

BHP | Operational Review for the nine months ended 31 March 2024

Segment and asset performance | FY24 YTD v FY23 YTD

Further information in Appendix 1 Detailed production and sales information for all operations in Appendix 2

Copper
Production 1,360 kt 10% YTD Mar FY23 1,240 kt FY24e 1,720 – 1,910 kt Average realised price US$3.72/lb 5% HY24 US$3.66/lb

Total copper production increased by 10% to 1,360 kt. Copper production guidance for FY24 remains unchanged at between 1,720 and 1,910 kt.

Escondida 816 kt 7% (100% basis)

Increased production was primarily due to a higher concentrator feed grade of 0.85%, increasing from 0.79%, as mining progressed into areas of high grade ore as planned following the implementation of measures to manage geotechnical events. Concentrator feed grade for FY24 is expected to be between 0.85% and 0.90%, with 0.92% grade achieved in Q3 FY24. Production guidance for FY24 remains unchanged at between 1,080 and 1,180 kt.

Pampa Norte 200 kt 9%

Spence production increased by 3% to a nine-month record of 189 kt, driven by improved concentrator throughput and higher recoveries. Record concentrate production was partially offset by lower cathode production, in line with an expected decline in stacked feed grade. The concentrator plant modifications which commenced in August 2022 are expected to be completed in FY24.

In March 2024, Spence achieved fully autonomous mine haulage operations (ahead of the Q4 FY24 target date) and has deployed a total of 33 autonomous trucks.

FY24 production for Spence is expected to be at the upper end of the guidance range of between 210 and 250kt.

Cerro Colorado entered temporary care and maintenance in December 2023, after producing 11 kt for the period.

Copper South Australia 233 kt 49%

Production increased by 49% due to the addition of volumes this year from Prominent Hill and Carrapateena, and strong underlying operational performance at Olympic Dam including the highest quarter of material mined in over 10 years in Q3 FY24. Strong smelter performance at Olympic Dam was supported by ongoing transfers of concentrate from Prominent Hill and initial transfers from Carrapateena in Q3 FY24, for processing to higher margin cathode. Crusher 2 at Carrapateena was commissioned in Q3 FY24 and remains on track to ramp up in Q4 FY24.

Production guidance for FY24 remains unchanged at between 310 and 340 kt.

We are continuing exploration drilling across the Copper South Australia province to enhance our resource knowledge in support of our growth studies. At Oak Dam, we are progressing the external approval process for an underground access decline to enable faster and lower cost resource definition drilling of the mineral deposit, and we expect to be able to provide an Inferred Mineral Resource for Oak Dam later this calendar year.

Other copper

At Antamina, copper production increased by 4% to 106 kt, while zinc production was 2% higher at 88 kt, both as a result of higher throughput offsetting planned lower concentrator feed grades. Production guidance remains unchanged for FY24, with copper production of between 120 and 140 kt, and zinc production of between 85 and 105 kt.

Carajás produced 6.2 kt of copper and 4.1 troy koz of gold. In Q3 FY24 operations continued to ramp back up, and shipments also resumed, following the temporary stoppage of operations between August and October 2023 due to a geotechnical event.

BHP | Operational Review for the nine months ended 31 March 2024

Iron ore

Production 190 Mt 1% YTD Mar FY23 192 Mt FY24e 254 – 264.5 Mt Average realised price US$104.53/wmt 3% HY24 US$103.70/wmt

Total iron ore production decreased by 1% to 190 Mt. Production guidance for FY24 remains unchanged at between 254 and 264.5 Mt.

WAIO 187 Mt 1% | 210 Mt (100% basis)

Production was marginally lower due to heavy rainfall throughout Q3 FY24, the continued tie-in activity for the Rail Technology Programme (RTP1), the impacts of the ongoing ramp up of the Central Pilbara hub (South Flank and Mining Area C) and a bushfire near Yandi.

South Flank remains on track to ramp up to full production capacity of 80 Mtpa (100% basis) by the end of FY24. The Port Debottlenecking Project (PDP1) was commissioned in December 2023 and ramp up remains on track to be completed in CY24.

Production guidance for FY24 remains unchanged at between 250 and 260 Mt (282 and 294 Mt on a 100% basis).

Samarco 3.7 Mt 13% | 7.4 Mt (100% basis)

Production increased as a result of higher concentrator throughput. FY24 production is expected to be at the upper end of the 4 – 4.5 Mt guidance range.

Coal Metallurgical coal
Production 17.4 Mt 16% YTD Mar FY23 20.5 Mt FY24e 21.5 – 22.5 Mt Average realised price US$272.09/t 6% HY24 US$266.43/t

BMA 17.4 Mt 16% | 34.7 Mt (100% basis)

Following the tragic fatality of a team member in January 2024, BMA operations were suspended for 24 hours while a safety stop was implemented across all mines, and for a further 3.5 days at Saraji.

Production has been impacted by increased planned maintenance, an extended longwall move at Broadmeadow as well as increased stripping to improve supply chain stability at our open cut operations to restore depleted inventory positions arising from extended weather impacts and labour constraints over recent years. Our focus on restoring depleted inventory will continue into CY25.

Despite improved production in Q3 FY24, the impacts of higher than planned wet weather, including two tropical cyclones in the region, and the temporary suspension of operations following the fatality at Saraji have impacted our FY24 production estimates. Production for FY24 is now expected to be between 21.5 and 22.5 Mt (43 and 45 Mt on a 100% basis). This has been lowered from 23 – 25 Mt (46 – 50 Mt on a 100% basis).

As a result, unit cost guidance for FY24[1] has increased to between US$119/t and US$125/t, from US$110 – US$116/t.

Energy coal
Production 11.6 Mt 23% YTD Mar FY23 9.4 Mt FY24e 13 – 15 Mt Average realised price US$120.97/t 6% HY24 US$123.29/t

NSWEC 11.6 Mt 23%

Increased production as a result of continued strong operating performance as improved weather conditions enabled an uplift in truck productivity. Domestic sales under the NSW Government Coal Market Price Emergency (Directions for Coal Mines) Notice commenced in Q4 FY23, which has resulted in a lower proportion of washed coal and further contributed to the higher volumes.

Production for FY24 is expected to be at the upper end of the guidance range of between 13 and 15 Mt.

The approval process in relation to the modification request submitted to the NSW Government to extend mining approval to 30 June 2030 will continue into FY25. The approval would allow NSWEC to continue mining beyond its current mining consent that expires in 2026 and proceed with a managed process to cease mining at the asset by the end of FY30.

BHP | Operational Review for the nine months ended 31 March 2024

Group & Unallocated

Nickel

Production	Western Australia Nickel 59 kt 1%

59 kt 1% YTD Mar FY23 58 kt	Production increased, despite significant wet weather impacts in Q3 FY24. Production for FY24 is expected to be in the lower half of the guidance range of between 77 and 87 kt.
FY24e 77 – 87 kt Average realised price US$18,104/t 1%	As announced in our HY24 results in February 2024, we continue to review our plans for Western Australia Nickel with a focus on preserving cash. This includes optimising operations and maintenance schedules, reviewing capital plans, and reducing contractor spend and equipment hire. Our review also includes assessing the potential to place Nickel West into a period of care and maintenance and the phasing and capital spend for the development of the West Musgrave project. We expect to provide an update on the longer-term future of Western Australia Nickel by the FY24 results in August 2024.
HY24 US$18,602/t

Quarterly performance | Q3 FY24 v Q2 FY24

Copper		Iron ore
466 kt 7% Q2 FY24 437 kt

Higher concentrator grade at Escondida and concentrator throughput at Spence, partially offset by lower volumes at Copper South Australia due to planned maintenance and the commissioning of Crusher 2 at Carrapateena in Q3 FY24.

		61 Mt 7% Q2 FY24 66 Mt	Lower production at WAIO as a result of wet weather, a bushfire near Yandi and the impacts of the RTP1 tie-in activity, partially offset by improved underlying mine performance.
Metallurgical coal		Energy coal
6.0 Mt 6% Q2 FY24 5.7 Mt	Production increased due to improved strip ratio and yield despite unfavourable weather. Operations were temporarily suspended for safety stops following the fatality of a team member at Saraji.	4.1 Mt 8% Q2 FY24 3.9 Mt	Increased production as a result of favourable mining sequence, strong production performance and a reduced proportion of washed coal.
Nickel
19 kt 4% Q2 FY24 20 kt	Lower volumes due to planned maintenance at the Kwinana Refinery and a severe weather event in March.

The following footnotes apply to this Operational Review:

1	FY24 unit cost guidance is based on exchange rate of AUD/USD 0.67.

BHP | Operational Review for the nine months ended 31 March 2024

Appendix 1

Average realised prices1

	Q3 FY24	YTD Mar FY24	Q3 FY24 v Q2 FY24	YTD Mar FY24 v H1 FY24

Copper (US$/lb)[2]	3.85	3.72	5%	5%

Iron ore (US$/wmt, FOB)	106.30	104.53	(3)%	3%

Metallurgical coal (US$/t)	281.51	272.09	(4)%	6%

Hard coking coal (US$/t)[3]	293.94	281.98	(4)%	7%

Weak coking coal (US$/t)[3]	208.91	206.38	(2)%	2%

Thermal coal (US$/t)[4]	116.11	120.97	(4)%	(6)%

Nickel metal (US$/t)[5]	16,581	18,104	(1)%	(1)%

1

Based on provisional, unaudited estimates. Prices exclude sales from equity accounted investments, third party product and internal sales, and represent the weighted average of various sales terms (for example: FOB, CIF and CFR), unless otherwise noted. Includes the impact of provisional pricing and finalisation adjustments.

2	Does not include sales from assets acquired through the purchase of OZL.

3

Hard coking coal (HCC) refers generally to those metallurgical coals with a Coke Strength after Reaction (CSR) of 35 and above, which includes coals across the spectrum from Premium Coking to Semi Hard Coking coals, while weak coking coal (WCC) refers generally to those metallurgical coals with a CSR below 35.

4	Export sales only. Includes thermal coal sales from metallurgical coal mines.

5	Relates to refined nickel metal only, excludes intermediate products and nickel sulphate.

Current year unit cost guidance

	Previous FY24 guidance[1]	Current FY24 guidance[1]

Escondida unit cost (US$/lb)[2]	1.40 –1.70	1.40 – 1.70	Unchanged

Spence unit cost (US$/lb)	2.00 – 2.30	2.00 – 2.30	Unchanged

WAIO unit cost (US$/t)	17.40 – 18.90	17.40 – 18.90	Unchanged

BMA unit cost (US$/t)	110 – 116	119 – 125	Increased

1	FY24 unit cost guidance is based on exchange rates of AUD/USD 0.67 and USD/CLP 810.

2	Escondida unit costs for FY24 onwards exclude revenue-based government royalties.

Medium term guidance

	Production guidance	Unit cost guidance[1]

Escondida[2]	1,200 –1,300 kt	US$1.30 – $1.60/lb3

Spence[4]	~250 kt

WAIO (100% basis)	>305 Mt	<US$17/t

1	Medium term unit cost guidance is based on exchange rates of AUD/USD 0.67 and USD/CLP 810.

2	Medium term refers to an average across FY25 and FY26.

3	Escondida unit costs for FY24 onwards exclude revenue-based government royalties.

4	Average of 250 ktpa over five years on the basis that remediation of the previously identified TSF anomalies does not impact operations.

Major projects

Commodity	Project and ownership	Project scope / capacity	Capital expenditure US$M	First production target date	Progress

Potash	Jansen Stage 1 (Canada) 100%	Design, engineering and construction of an underground potash mine and surface infrastructure, with capacity to produce 4.15 Mtpa.	5,723	End-CY26	Project is 44 complete	%

Potash	Jansen Stage 2 (Canada) 100%	Development of additional mining districts, completion of the second shaft hoist infrastructure, expansion of processing facilities and addition of rail cars to facilitate production of an incremental 4.36 Mtpa.	4,859	FY29	Approval announced October 2023

Exploration

Minerals exploration and evaluation expenditure was US$311 m for YTD March 24 (YTD Mar 23: US$239 m) of which US$267 m was expensed (YTD Mar 23: US$196 m).

BHP | Operational Review for the nine months ended 31 March 2024

Appendix 2

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Mar	Jun	Sep	Dec	Mar	Mar	Mar	Var	Mar	Jun	Sep	Dec	Mar	Mar	Mar	Var
			2023	2023	2023	2023	2024	2024	2023	%	2023	2023	2023	2023	2024	2024	2023	%
Group production and sales summary
By commodity
Metals production is payable metal unless otherwise noted.
Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.
Copper	Payable metal in concentrate	kt	262.4	310.7	317.3	308.7	339.1	965.1	807.2	20%	268.4	323.1	298.0	316.5	281.6	896.1	801.4	12%
	Escondida	kt	200.8	220.5	221.3	207.7	239.2	668.2	612.2	9%	197.3	220.3	209.5	211.7	204.0	625.2	610.0	2%
	Pampa Norte	kt	32.0	32.2	38.8	32.6	39.5	110.9	93.1	19%	38.7	38.6	31.3	34.9	26.9	93.1	86.7	7%
	Copper South Australia	kt		19.9	23.5	27.4	23.3	74.2				27.6	22.2	31.6	17.1	70.9
	Antamina	kt	29.6	36.5	32.5	39.2	33.9	105.6	101.9	4%	32.4	34.5	32.8	38.3	31.3	102.4	104.7	(2)%
	Carajás	kt		1.6	1.2	1.8	3.2	6.2				2.1	2.2	-	2.3	4.5
	Cathode	kt	143.5	165.5	139.7	128.7	126.8	395.2	433.1	(9)%	130.3	179.9	131.9	137.6	120.1	389.6	420.4	(7)%
	Escondida	kt	50.8	72.5	52.0	46.9	49.0	147.9	150.1	(1)%	43.8	78.0	49.2	52.2	44.3	145.7	143.2	2%
	Pampa Norte	kt	41.0	36.3	39.5	27.2	22.1	88.8	127.2	(30)%	36.0	42.4	36.6	31.1	22.1	89.8	124.0	(28)%
	Copper South Australia	kt	51.7	56.7	48.2	54.6	55.7	158.5	155.8	2%	50.5	59.5	46.1	54.3	53.7	154.1	153.2	1%
	Total	kt	405.9	476.2	457.0	437.4	465.9	1,360.3	1,240.3	10%	398.7	503.0	429.9	454.1	401.7	1,285.7	1,221.8	5%
Lead	Payable metal in concentrate	t	169	146	96	105	-	201	511	(61)%	181	143	154	91	108	353	402	(12)%
	Antamina	t	169	146	96	105	-	201	511	(61)%	181	143	154	91	108	353	402	(12)%
Zinc	Payable metal in concentrate	t	23,612	38,822	35,669	33,475	18,409	87,553	86,226	2%	25,851	37,629	33,912	37,092	17,559	88,563	88,798	0%
	Antamina	t	23,612	38,822	35,669	33,475	18,409	87,553	86,226	2%	25,851	37,629	33,912	37,092	17,559	88,563	88,798	0%
Gold	Payable metal in concentrate	troy oz	57,106	96,655	89,024	94,794	79,284	263,102	153,140	72%	57,106	108,552	87,703	98,969	70,493	257,165	153,140	68%
	Escondida	troy oz	48,954	53,503	48,063	48,633	38,955	135,651	135,592	0%	48,954	53,503	48,063	48,633	38,955	135,651	135,592	0%
	Pampa Norte	troy oz	8,152	9,263	3,931	2,854	1,819	8,604	17,548	(51)%	8,152	9,263	3,931	2,854	1,819	8,604	17,548	(51)%
	Copper South Australia	troy oz		32,736	36,228	42,051	36,427	114,706				44,098	34,176	47,482	28,136	109,794
	Carajás	troy oz		1,153	802	1,256	2,083	4,141				1,688	1,533	—	1,583	3,116
	Refined gold	troy oz	49,086	46,479	53,028	55,828	49,128	157,984	139,550	13%	47,300	49,182	54,036	55,349	41,710	151,095	138,742	9%
	Copper South Australia	troy oz	49,086	46,479	53,028	55,828	49,128	157,984	139,550	13%	47,300	49,182	54,036	55,349	41,710	151,095	138,742	9%
	Total	troy oz	106,192	143,134	142,052	150,622	128,412	421,086	292,690	44%	104,406	157,734	141,739	154,318	112,203	408,260	291,882	40%
Silver	Payable metal in concentrate	troy koz	2,556	2,592	2,582	3,074	2,620	8,276	7,886	5%	2,523	2,409	2,527	2,938	2,431	7,896	7,605	4%
	Escondida	troy koz	1,346	1,008	1,168	1,401	1,328	3,897	4,066	(4)%	1,346	1,008	1,168	1,401	1,328	3,897	4,066	(4)%
	Pampa Norte	troy koz	409	412	356	388	327	1,071	906	18%	409	412	356	388	327	1,071	906	18%
	Copper South Australia	troy koz		201	260	310	252	822				242	258	364	189	811
	Antamina	troy koz	801	971	798	975	713	2,486	2,914	(15)%	768	747	745	785	587	2,117	2,633	(20)%
	Refined silver	troy koz	277	256	261	221	248	730	833	(12)%	307	270	219	222	188	629	860	(27)%
	Copper South Australia	troy koz	277	256	261	221	248	730	833	(12)%	307	270	219	222	188	629	860	(27)%
	Total	troy koz	2,833	2,848	2,843	3,295	2,868	9,006	8,719	3%	2,830	2,679	2,746	3,160	2,619	16,421	16,070	2%
Uranium	Payable metal in concentrate	t	833	813	825	986	863	2,674	2,593	3%	683	1,275	481	895	394	1,770	2,082	(15)%
	Copper South Australia	t	833	813	825	986	863	2,674	2,593	3%	683	1,275	481	895	394	1,770	2,082	(15)%
Molybdenum	Payable metal in concentrate	t	636	666	612	481	824	1,917	1,496	28%	789	594	564	468	677	1,709	1,578	8%
	Pampa Norte	t	407	333	329	145	203	677	657	3%	492	367	303	162	219	684	733	(7)%
	Antamina	t	229	333	283	336	621	1,240	839	48%	297	227	261	306	458	1,025	845	21%
Iron ore	Western Australia Iron Ore (WAIO)	kt	58,725	64,074	62,004	64,460	60,299	186,763	188,457	(1)%	59,204	62,926	64,180	62,606	61,868	188,654	185,957	1%
	Samarco	kt	1,048	1,221	1,231	1,302	1,174	3,707	3,291	13%	1,111	1,160	1,136	1,329	1,258	3,723	3,354	11%
	Total	kt	59,773	65,295	63,235	65,762	61,473	190,470	191,748	(1)%	60,315	64,086	65,316	63,935	63,126	192,377	189,311	2%
Metallurgical coal¹	BHP Mitsubishi Alliance (BMA)	kt	6,929	8,477	5,601	5,717	6,035	17,353	20,543	(16)%	6,186	8,876	5,325	5,706	6,359	17,390	19,695	(12)%
Energy coal	NSW Energy Coal (NSWEC)	kt	3,934	4,765	3,613	3,855	4,149	11,617	9,407	23%	3,667	4,894	3,307	4,250	3,932	11,489	8,970	28%
Nickel	Western Australia Nickel	kt	19.6	22.0	20.2	19.6	18.8	58.6	58.0	1%	19.6	23.4	18.9	20.0	18.8	57.7	58.7	(2)%
Cobalt	Western Australia Nickel	t	175	246	192	182	179	553	506	9%	175	246	192	110	179	481	506	(5)%

1 Includes BMA thermal coal sales.

BHP | Operational Review for the nine months ended 31 March 2024

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Mar 2023	Jun 2023	Sep 2023	Dec 2023	Mar 2024	Mar 2024	Mar 2023	Var %	Mar 2023	Jun 2023	Sep 2023	Dec 2023	Mar 2024	Mar 2024	Mar 2023	Var %
	Production and sales
	By asset
	Copper

	Metals production is payable metal unless otherwise noted.
	Escondida, Chile¹	BHP interest 57.5%
	Material mined	kt	106,170	95,451	87,462	95,168	103,872	286,502	318,405	(10)%
	Concentrator throughput	kt	33,309	30,750	33,332	34,752	31,653	99,737	100,114	0%
	Average copper grade - concentrator	%	0.78%	0.93%	0.85%	0.78%	0.92%	0.85%	0.79%	7%
	Production ex mill	kt	210.0	228.9	225.7	217.6	238.6	681.9	637.4	7%
	Payable copper	kt	200.8	220.5	221.3	207.7	239.2	668.2	612.2	9%	197.3	220.3	209.5	211.7	204.0	625.2	610.0	2%
	Copper cathode (EW)	kt	50.8	72.5	52.0	46.9	49.0	147.9	150.1	(1)%	43.8	78.0	49.2	52.2	44.3	145.7	143.2	2%
	Oxide leach	kt	14.7	29.3	17.5	17.0	14.4	48.9	47.5	3%
	Sulphide leach	kt	36.1	43.2	34.5	29.9	34.6	99.0	102.6	(4)%
	Total copper	kt	251.6	293.0	273.3	254.6	288.2	816.1	762.3	7%	241.1	298.3	258.7	263.9	248.3	770.9	753.2	2%
	Payable gold concentrate	troy oz	48,954	53,503	48,063	48,633	38,955	135,651	135,592	0%	48,954	53,503	48,063	48,633	38,955	135,651	135,592	0%
	Payable silver concentrate	troy koz	1,346	1,008	1,168	1,401	1,328	3,897	4,066	(4)%	1,346	1,008	1,168	1,401	1,328	3,897	4,066	(4)%
	1 Shown on a 100% basis.
	Pampa Norte, Chile	BHP interest 100%
Copper	Payable metal in concentrate	kt	32.0	32.2	38.8	32.6	39.5	110.9	93.1	19%	38.7	38.6	31.3	34.9	26.9	93.1	86.7	7%
	Cathode	kt	41.0	36.3	39.5	27.2	22.1	88.8	127.2	(30)%	36.0	42.4	36.6	31.1	22.1	89.8	124.0	(28)%
	Total copper	kt	73.0	68.5	78.3	59.8	61.6	199.7	220.3	(9)%	74.7	81.0	67.9	66.0	49.0	182.9	210.7	(13)%
Gold		troy oz	8,152	9,263	3,931	2,854	1,819	8,604	17,548	(51)%	8,152	9,263	3,931	2,854	1,819	8,604	17,548	(51)%
Silver		troy koz	409	412	356	388	327	1,071	906	18%	409	412	356	388	327	1,071	906	18%
Molybdenum		t	407	333	329	145	203	677	657	3%	492	367	303	162	219	684	733	(7)%

Cerro Colorado¹
	Material mined	kt	172	145	-	-	-	-	3,934	(100)%
	Ore stacked	kt	3,567	3,928	154	-	-	154	12,059	(99)%
	Average copper grade - stacked	%	0.57%	0.53%	0.58%	-	-	0.58%	0.56%	4%
	Copper cathode (EW)	kt	12.0	12.2	9.5	1.6	-	11.1	37.0	(70)%	10.9	14.1	8.8	3.7	-	12.5	36.4	(66)%

Spence
	Material mined	kt	24,858	25,622	27,654	25,973	15,968	69,595	78,794	(12)%
	Ore stacked	kt	4,947	5,625	5,113	4,744	6,008	15,865	15,679	1%
	Average copper grade - stacked	%	0.60%	0.58%	0.60%	0.59%	0.56%	0.58%	0.66%	(11)%
	Concentrator throughput	kt	7,290	6,927	8,473	7,151	8,055	23,679	21,325	11%
	Average copper grade - concentrator	%	0.61%	0.61%	0.64%	0.65%	0.64%	0.64%	0.61%	5%
	Payable copper	kt	32.0	32.2	38.8	32.6	39.5	110.9	93.1	19%	38.7	38.6	31.3	34.9	26.9	93.1	86.7	7%
	Copper cathode (EW)	kt	29.0	24.1	30.0	25.6	22.1	77.7	90.2	(14)%	25.1	28.3	27.8	27.4	22.1	77.3	87.6	(12)%
	Total copper	kt	61.0	56.3	68.8	58.2	61.6	188.6	183.3	3%	63.8	66.9	59.1	62.3	49.0	170.4	174.3	(2)%
	Payable gold concentrate	troy oz	8,152	9,263	3,931	2,854	1,819	8,604	17,548	(51)%	8,152	9,263	3,931	2,854	1,819	8,604	17,548	(51)%
	Payable silver concentrate	troy koz	409	412	356	388	327	1,071	906	18%	409	412	356	388	327	1,071	906	18%
	Payable molybdenum	t	407	333	329	145	203	677	657	3%	492	367	303	162	219	684	733	(7)%

1 Cerro Colorado entered temporary care and maintenance in December 2023.

BHP | Operational Review for the nine months ended 31 March 2024

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Mar	Jun	Sep	Dec	Mar	Mar	Mar	Var	Mar	Jun	Sep	Dec	Mar	Mar	Mar	Var
			2023	2023	2023	2023	2024	2024	2023	%	2023	2023	2023	2023	2024	2024	2023	%
Copper (continued)
Copper South Australia, Australia		BHP interest 100%
Copper	Payable metal in concentrate	kt		19.9	26.2	30.6	27.4	84.2				27.6	22.2	31.6	17.1	70.9
	Cathode	kt	51.7	56.7	48.2	54.6	55.7	158.5	155.8	2%	50.5	59.5	46.1	54.3	53.7	154.1	153.2	1%
	Total copper	kt	51.7	76.6	74.4	85.2	83.1	242.7	155.8	56%	50.5	87.1	68.3	85.9	70.8	225.0	153.2	47%
	Payable metal in concentrate transfer to Olympic Dam¹	kt		-	(2.7)	(3.2)	(4.1)	(10.0)
	Net copper	kt	51.7	76.6	71.7	82.0	79.0	232.7	155.8	49%
Gold	Payable metal in concentrate	troy oz		32,736	41,424	48,051	43,209	132,684				44,098	34,176	47,482	28,136	109,794
	Refined gold	troy oz	49,086	46,479	53,028	55,828	49,128	157,984	139,550	13%	47,300	49,182	54,036	55,349	41,710	151,095	138,742	9%
	Total gold	troy oz	49,086	79,215	94,452	103,879	92,337	290,668	139,550	108%	47,300	93,280	88,212	102,831	69,846	260,889	138,742	88%
	Payable metal in concentrate transfer to Olympic Dam¹	troy oz		-	(5,196)	(6,000)	(6,782)	(17,978)
	Net gold	troy oz	49,086	79,215	89,256	97,879	85,555	272,690	139,550	95%
Silver	Payable metal in concentrate	troy koz		201	271	323	282	876				242	258	364	189	811
	Refined silver	troy koz	277	256	261	221	248	730	833	(12)%	307	270	219	222	188	629	860	(27)%
	Total silver	troy koz	277	457	532	544	530	1,606	833	93%	307	512	477	586	377	1,440	860	67%
	Payable metal in concentrate transfer to Olympic Dam¹	troy koz		-	(11)	(13)	(30)	(54)
	Net silver	troy koz	277	457	521	531	500	1,552	833	86%
Uranium		t	833	813	825	986	863	2,674	2,593	3%	683	1,275	481	895	394	1,770	2,082	(15)%

Olympic Dam
	Material mined	kt	2,317	2,356	2,655	2,537	2,747	7,939	6,993	14%
	Ore milled	kt	2,433	2,755	2,596	2,634	2,511	7,741	7,690	1%
	Average copper grade	%	1.95%	2.00%	1.96%	2.12%	1.96%	2.01%	2.06%	(2)%
	Average uranium grade	kg/t	0.59	0.55	0.56	0.62	0.57	0.58	0.58	0%
	Copper cathode (ER and EW)	kt	51.7	56.7	48.2	54.6	55.7	158.5	155.8	2%	50.5	59.5	46.1	54.3	53.7	154.1	153.2	1%
	Refined gold	troy oz	49,086	46,479	53,028	55,828	49,128	157,984	139,550	13%	47,300	49,182	54,036	55,349	41,710	151,095	138,742	9%
	Refined silver	troy koz	277	256	261	221	248	730	833	(12)%	307	270	219	222	188	629	860	(27)%
	Payable uranium	t	833	813	825	986	863	2,674	2,593	3%	683	1,275	481	895	394	1,770	2,082	(15)%

Prominent Hill²
	Material mined	kt		661	1,110	1,125	1,094	3,329
	Ore milled	kt		1,228	1,652	1,800	1,473	4,925
	Average copper grade	%		0.77%	0.85%	0.83%	0.86%	0.85%
	Production ex mill	kt		16.3	23.8	23.6	22.3	69.7
	Payable copper	kt		8.2	12.1	12.9	10.9	35.9				15.7	8.4	10.6	6.5	25.5
	Payable gold concentrate	troy oz		17,432	22,031	25,779	21,019	68,829				28,856	15,524	20,045	14,644	50,213
	Payable silver concentrate	troy koz		44	63	65	62	190				87	53	59	38	150

Carrapateena²
	Material mined	kt		880	1,201	1,310	1,232	3,743
	Ore milled	kt		856	1,230	1,307	1,226	3,763
	Average copper grade	%		1.52%	1.29%	1.52%	1.52%	1.44%
	Production ex mill	kt		30.1	37.6	49.2	45.9	132.7
	Payable copper	kt		11.7	14.1	17.7	16.5	48.3				11.9	13.8	21.0	10.6	45.4
	Payable gold concentrate	troy oz		15,304	19,393	22,272	22,190	63,855				15,242	18,652	27,437	13,492	59,581
	Payable silver concentrate	troy koz		157	208	258	220	686				155	205	305	151	661

1 Excludes prior year production previously reported and transferred during the period.

2 Production and sales included from 1 May 2023, following the acquisition of OZL on 2 May 2023.

BHP | Operational Review for the nine months ended 31 March 2024

		Production								Sales
		Quarter ended					Year to date			Quarter ended					Year to date
		Mar 2023	Jun 2023	Sep 2023	Dec 2023	Mar 2024	Mar 2024	Mar 2023	Var %	Mar 2023	Jun 2023	Sep 2023	Dec 2023	Mar 2024	Mar 2024	Mar 2023	Var %
Copper (continued)

Antamina, Peru	BHP interest 33.75%
Material mined	kt	57,939	62,894	63,310	61,539	56,233	181,082	190,554	(5)%
Concentrator throughput	kt	12,349	13,897	14,246	14,824	14,312	43,382	40,479	7%
Average head grade - copper	%	0.88%	0.88%	0.83%	0.90%	0.83%	0.85%	0.89%	(4)%
Average head grade - zinc	%	1.06%	1.25%	1.17%	1.03%	0.68%	0.96%	1.05%	(8)%
Payable copper	kt	29.6	36.5	32.5	39.2	33.9	105.6	101.9	4%	32.4	34.5	32.8	38.3	31.3	102.4	104.7	(2)%
Payable zinc	t	23,612	38,822	35,669	33,475	18,409	87,553	86,226	2%	25,851	37,629	33,912	37,092	17,559	88,563	88,798	0%
Payable silver	troy koz	801	971	798	975	713	2,486	2,914	(15)%	768	747	745	785	587	2,117	2,633	(20)%
Payable lead	t	169	146	96	105	-	201	511	(61)%	181	143	154	91	108	353	402	(12)%
Payable molybdenum	t	229	333	283	336	621	1,240	839	48%	297	227	261	306	458	1,025	845	21%

Carajás, Brazil¹	BHP interest 100%
Material mined	kt		103	74	115	163	352
Ore milled	kt		100	70	119	163	352
Average copper grade	%		1.71%	1.91%	1.69%	1.93%	1.84%
Production ex mill	kt		6.6	5.2	7.6	12.9	25.7
Payable copper	kt		1.6	1.2	1.8	3.2	6.2				2.1	2.2	-	2.3	4.5
Payable gold concentrate	troy oz		1,153	802	1,256	2,083	4,141				1,688	1,533	-	1,583	3,116
1 Production and sales included from 1 May 2023, following the acquisition of OZL on 2 May 2023.

Iron ore
Iron ore production and sales are reported on a wet tonnes basis.

WAIO, Australia	BHP interest 85%
Newman Joint Venture	kt	11,925	14,795	13,234	15,468	15,032	43,734	42,150	4%
Area C Joint Venture	kt	25,284	28,818	25,804	26,074	24,920	76,798	78,557	(2)%
Yandi Joint Venture	kt	4,941	5,359	3,150	4,978	4,434	12,562	16,051	(22)%
Jimblebar¹	kt	16,575	15,102	19,816	17,940	15,913	53,669	51,699	4%
Total	kt	58,725	64,074	62,004	64,460	60,299	186,763	188,457	(1)%
Total (100%)	kt	66,163	72,717	69,448	72,670	68,131	210,249	212,590	(1)%
Lump	kt									18,021	20,022	20,969	19,176	19,175	59,320	57,957	2%
Fines	kt									41,183	42,904	43,211	43,430	42,693	129,334	128,000	1%
Total	kt									59,204	62,926	64,180	62,606	61,868	188,654	185,957	1%
Total (100%)	kt									66,580	71,172	71,748	70,340	69,775	211,863	209,544	1%
1 Shown on a 100% basis. BHP interest in saleable production is 85%.

Samarco, Brazil	BHP interest 50%
Total	kt	1,048	1,221	1,231	1,302	1,174	3,707	3,291	13%	1,111	1,160	1,136	1,329	1,258	3,723	3,354	11%

BHP | Operational Review for the nine months ended 31 March 2024

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Mar 2023	Jun 2023	Sep 2023	Dec 2023	Mar 2024	Mar 2024	Mar 2023	Var %	Mar 2023	Jun 2023	Sep 2023	Dec 2023	Mar 2024	Mar 2024	Mar 2023	Var %
Coal

Coal production is reported on the basis of saleable product.
BMA, Australia		BHP interest 50%

	Blackwater	kt	1,107	1,505	1,295	1,182	1,070	3,547	3,550	0%

	Goonyella	kt	2,185	2,348	827	1,736	1,824	4,387	5,962	(26)%

	Peak Downs	kt	1,251	1,424	1,121	846	1,012	2,979	4,056	(27)%

	Saraji	kt	1,007	1,326	1,010	701	759	2,470	3,270	(24)%

	Daunia	kt	607	617	545	431	524	1,500	1,372	9%

	Caval Ridge	kt	772	1,257	803	821	846	2,470	2,333	6%

	Total¹	kt	6,929	8,477	5,601	5,717	6,035	17,353	20,543	(16)%

	Total (100%)	kt	13,858	16,954	11,202	11,434	12,070	34,706	41,086	(16)%

	Coking coal	kt									5,372	7,448	4,497	4,756	5,410	14,663	16,859	(13)%

	Weak coking coal	kt									710	1,064	529	752	927	2,208	2,037	8%

	Thermal coal	kt									104	364	299	198	22	519	799	(35)%

	Total	kt									6,186	8,876	5,325	5,706	6,359	17,390	19,695	(12)%

	Total (100%)	kt									12,372	17,752	10,650	11,412	12,718	34,780	39,390	(12)%

1 Production figures include some thermal coal.

NSWEC, Australia		BHP interest 100%

	Export	kt									3,667	4,693	3,087	3,942	3,558	10,587	8,970	18%

	Domestic¹	kt										201	220	308	374	902

	Total	kt	3,934	4,765	3,613	3,855	4,149	11,617	9,407	23%	3,667	4,894	3,307	4,250	3,932	11,489	8,970	28%

1 Domestic sales are made under the NSW Government Coal Market Price Emergency (Directions for Coal Mines) Notice 2023.

Other

Nickel production is reported on the basis of saleable product.

Western Australia Nickel, Australia		BHP interest 100%

Mt Keith	Nickel concentrate	kt	38.8	44.5	42.7	43.8	32.4	118.9	121.0	(2)%

	Average nickel grade	%	16.5	16.2	16.7	16.8	15.2	16.3	16.3	0%

Leinster	Nickel concentrate	kt	68.4	71.1	66.0	63.4	60.3	189.7	183.1	4%

	Average nickel grade	%	8.6	8.5	8.1	8.0	7.8	8.0	9.3	(14)%

	Refined nickel¹	kt	13.2	13.1	13.8	12.6	8.8	35.2	41.5	(15)%	13.0	13.1	13.2	13.0	8.6	34.8	41.3	(16)%

	Nickel sulphate²	kt	0.9	0.7	0.9	0.7	1.0	2.6	2.5	4%	0.9	0.8	0.8	0.7	0.8	2.3	2.2	5%

	Intermediates and nickel by-products³	kt	5.5	8.2	5.5	6.3	9.0	20.8	14.0	49%	5.7	9.5	4.9	6.3	9.4	20.6	15.2	36%

	Total nickel	kt	19.6	22.0	20.2	19.6	18.8	58.6	58.0	1%	19.6	23.4	18.9	20.0	18.8	57.7	58.7	(2)%

	Cobalt by-products	t	175	246	192	182	179	553	506	9%	175	246	192	110	179	481	506	(5)%

1	High quality refined nickel metal, including briquettes and powder.

2	Nickel sulphate crystals produced from nickel powder.

3	Nickel contained in matte and by-product streams.

BHP | Operational Review for the nine months ended 31 March 2024

Variance analysis relates to the relative performance of BHP and/or its operations during the nine months ended March 2024 compared with the nine months ended March 2023, unless otherwise noted. Production volumes, sales volumes and capital and exploration expenditure from subsidiaries are reported on a 100% basis; production and sales volumes from equity accounted investments and other operations are reported on a proportionate consolidation basis. Numbers presented may not add up precisely to the totals provided due to rounding.

The following abbreviations may have been used throughout this report: billion tonnes (Bt); cost and freight (CFR); cost, insurance and freight (CIF), carbon dioxide equivalent (CO2-e), dry metric tonne unit (dmtu); free on board (FOB); giga litres (GL); greenhouse gas (GHG); grams per cubic centimeter (g/cm3), grams per tonne (g/t); high-potential injury (HPI); kilograms per tonne (kg/t); kilometre (km); million ounces per annum (Mozpa); metres (m), million pounds (Mlb); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); OZ Minerals Limited (OZL); part per million (ppm), pounds (lb); thousand ounces (koz); thousand ounces per annum (kozpa); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); total recordable injury frequency (TRIF); wet metric tonnes (wmt); and year to date (YTD).

In this release, the terms ‘BHP’, the ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are used to refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to note 30 ‘Subsidiaries’ of the Financial Statements in BHP’s 30 June 2023 Annual Report for a list of our significant subsidiaries. Those terms do not include non-operated assets. Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. Our non-operated assets include Antamina and Samarco. BHP Group cautions against undue reliance on any forward-looking statement or guidance in this release. These forward-looking statements are based on information available as at the date of this release and are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the statements contained in this release.

Further information on BHP can be found at bhp.com

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	John-Paul Santamaria
Tel: +61 3 9609 3830 Mobile: +61 411 071 715	Mobile: +61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484 Mobile: +44 7786 661 683	Tel: +44 20 7802 7144 Mobile: +44 7961 636 432

Americas	Americas

Renata Fernandez	Monica Nettleton
Mobile: +56 9 8229 5357	Mobile: +1 416 518 6293

BHP Group Limited ABN 49 004 028 077

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: April 18, 2024	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary